EXHIBIT 12

Manitowoc Foodservice, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio data)

	For the Six Months Ended June 30,	For the Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings (loss) from continuing operations before income taxes	$33.2	$196.3	$187.2	$204.6	$179.5	$140.9
Fixed charges	40.5	7.6	7.3	6.4	6.4	6.6

Total earnings available for fixed charges	73.7	203.9	194.5	211.0	185.9	147.5

Fixed charges:
Interest expense	35.5	1.4	1.3	1.0	1.0	1.4
Amortization of deferred financing costs	1.9	—	—	—	—	—
Portion of rent deemed interest factor (1)	3.1	6.2	6.0	5.4	5.4	5.2

Total fixed charges	$40.5	$7.6	$7.3	$6.4	$6.4	$6.6

Ratio of earnings to fixed charges	1.8	26.8	26.6	33	29	22.3

Notes for explanations:

(1)	One third of all rent expense is deemed representative of the interest factor